EXHIBIT 12.2

IMC Global Inc.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock

Dividends

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Fixed charges:
Interest charges	$47.1	$45.9	$185.7	$174.2	$152.3	$112.6	$111.4
Net amortization of debt discount and premium and issuance expense	2.2	1.8	8.2	8.5	8.4	5.4	5.7
Interest portion of rental expense	1.8	2.1	8.0	8.0	6.7	5.0	6.4
Preferred stock dividend requirements	3.7	—	7.6	—	—	—	—

Total fixed charges	$54.8	$49.8	$209.5	$190.7	$167.4	$123.0	$123.5

Earnings:
Earnings (loss) from continuing operations before minority interest	$10.7	$(58.2)	$(107.8)	$(0.2)	$(93.1)	$118.7	$(390.0)
Interest charges	47.1	45.9	185.7	174.2	152.3	112.6	111.4
Net amortization of debt discount and premium and issuance expense	2.2	1.8	8.2	8.5	8.4	5.4	5.7
Interest portion of rental expense	1.8	2.1	8.0	8.0	6.7	5.0	6.4
Preferred stock dividend requirements	3.7	—	7.6	—	—	—	—

Sub-total	65.5	(8.4)	101.7	190.5	74.3	241.7	(266.5)
Less: Preferred stock dividend requirements	(3.7)	—	(7.6)	—	—	—	—

Total earnings (loss)	$61.8	$(8.4)	$94.1	$190.5	$74.3	$241.7	$(266.5)

Ratio of earnings to fixed charges and preferred stock dividends[a]	1.1	(0.2)	0.5	1.0	0.4	2.0	(2.2)

[a]	The Company’s earnings were insufficient to cover fixed charges and preferred stock dividends by $58.2 million for the three months ended March 31, 2003 and $115.4 million, $93.1 million and $390.0 million for the years ended December 31, 2003, 2001 and 1999, respectively.